# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MP Materials Corp. / DE, CIK 0001801368
CUSIP: 553368101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 S. Pavilion Center Drive, Suite 800, Las Vegas, Nevada (NV), 89135
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-20-304555
Filed by CIK 0001833602

## Reporting persons
- Shenghe Resources Holding Co., Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,546,140; sole dispositive power 0; shared dispositive power 5,546,140; aggregate amount beneficially owned 5,546,140 (3.1% of the class)
  Comment: Amount in rows 6, 8 and 9 consists of 3,251,175 shares of Class A Common Stock, par value $0.0001 per share ("Common Stock"), of MP Materials Corp., a Delaware corporation (the "Issuer") owned by Shenghe Resources (Singapore) PTE. LTD. and 2,294,965 shares of Common Stock owned by Shenghe Resources (Singapore) International Trading Pte. Ltd., which may be deemed to be beneficially owned by Shenghe Resources Holding Co., Ltd. Shenghe Resources Holding Co., Ltd. disclaims beneficial interest in the shares of Common Stock held by Shenghe Resources (Singapore) PTE. LTD. and Shenghe Resources (Singapore) International Trading Pte. Ltd., except to the extent of its pecuniary interest therein.
  
  Percentage in row 11 is based on 177,230,483 shares of Common Stock issued and outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 7, 2025.
- Shenghe Resources (Singapore) International Trading Pte. Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,294,965; sole dispositive power 0; shared dispositive power 2,294,965; aggregate amount beneficially owned 2,294,965 (1.3% of the class)
  Comment: Percentage in row 11 is based on 177,230,483 shares of Common Stock issued and outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 7, 2025.
- Shenghe Resources (Singapore) PTE LTD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,251,175; sole dispositive power 0; shared dispositive power 3,251,175; aggregate amount beneficially owned 3,251,175 (1.8% of the class)
  Comment: Percentage in row 11 is based on 177,230,483 shares of Common Stock issued and outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 7, 2025.

## Item 1. Issuer
Name of issuer: MP Materials Corp. / DE
Address of issuer's principal executive offices: 1700 S. Pavilion Center Drive, Suite 800, Las Vegas, Nevada, 89135

## Item 2. Person Filing
Name of person filing:
This Amendment No. 1 to Schedule 13G/A (the "Statement") is filed by each of the entities and persons listed below, each of whom together are referred to herein collectively as the "Reporting Persons" and individually as a "Reporting Person":

(i) Shenghe Resources Holding Co., Ltd. ("SRH").
(ii) Shenghe Resources (Singapore) International Trading Pte. Ltd. ("SRSIT"), an indirect majority-owned subsidiary of SRH.
(iii) Shenghe Resources (Singapore) PTE LTD ("SRS"), an indirect wholly-owned subsidiary of SRH.
Address of principal business office or, if none, residence:
(i) For SRH:
399# Yiteng Road
Shuangliu District, Chengdu
Sichuan, China, 610200

(ii) For SRSIT:
60 Paya Lebar Road
#04-23 Paya Lebar Square
Singapore 409051

(iii) For SRS:
60 Paya Lebar Road
#04-23 Paya Lebar Square
Singapore 409051
Citizenship: SRH is a company organized under the laws of the People's Republic of China. SRSIT and SRS are companies organized under the laws of Singapore.

## Item 4. Ownership
Amount beneficially owned:
The percentages used in this Statement are calculated based upon 177,230,483 shares of Common Stock issued and outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 7, 2025.

The information required by Items 4(a)-(c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Reporting Person holdings are as of the date of filing.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Shenghe Resources Holding Co., Ltd.: /s/ Huang Ping, Huang Ping, Vice Chairman & CEO (11/25/2025)
- Shenghe Resources (Singapore) International Trading Pte. Ltd.: /s/ Lu Shasha, Lu Shasha, Director (11/25/2025)
- Shenghe Resources (Singapore) PTE LTD: /s/ Wang Quangen, Wang Quangen, CEO & Director (11/25/2025)